UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 9, 2008

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.01     Press release dated April 9, 2008
         Multiple Sclerosis Society of Canada Uses Pivotal CRM from CDC
         Software to Reduce Expenses, Improve Brand Awareness and Grow
         Revenues

1.02     Press release dated April 10, 2008
         CDC Games Launches Yulgang 2.0 in China

1.03     Press release dated April 14, 2008
         CDC Games’ Yulgang Reaches All-Time High Daily Revenues since
         Mgame Settlement

1.04     Press release dated April 14, 2008
         China.com Seeks Approval from its Independent Shareholders to
         Purchase up to $10 Million of CDC Corporation Common Shares

1.05     Press release dated April 17, 2008
         CDC Software Estimates Record First Quarter 2008 Revenue

1.06     Press release dated April 21, 2008
         CDC Games to Launch Next Generation Free-to-Play MMORPG in China

1.07     Press release dated April 22, 2008
         CDC Corporation to Hold Fourth Quarter 2007 Earnings Call on April
         28, 2008 at 5:30 PM EDT

1.08     Press release dated April 23, 2008
         CDC Games USA Launches Skull Island Expansion for Lunia on its
         12FootTall Games Portal for North America

1.09     Press release dated April 28, 2008
         Revenue of $402.4 Million, Adjusted Net Income of $18.7 Million and
         $255.2 Million of Non-GAAP Cash and Cash Equivalents Reported by CDC
         Corporation for 2007

1.10     Press release dated April 29, 2008
         CDC Estimates Record First Quarter 2008 Revenue, in line with Consensus

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: April 29, 2008	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated April 9, 2008 -- Multiple Sclerosis Society of Canada Uses Pivotal CRM from CDC Software to Reduce Expenses, Improve Brand Awareness and Grow Revenues
1.02	Press release dated April 10, 2008 --CDC Games Launches Yulgang 2.0 in China
1.03	Press release dated April 14, 2008 -- CDC Games’ Yulgang Reaches All-Time High Daily Revenues since Mgame Settlement
1.04	Press release dated April 14, 2008 -- China.com Seeks Approval from its Independent Shareholders to Purchase up to $10 Million of CDC Corporation Common Shares
1.05	Press release dated April 17, 2008 -- CDC Software Estimates Record First Quarter 2008 Revenue
1.06	Press release dated April 21, 2008 -- CDC Games to Launch Next Generation Free-to-Play MMORPG in China
1.07	Press release dated April 22, 2008 -- CDC Corporation to Hold Fourth Quarter 2007 Earnings Call on April 28, 2008 at 5:30 PM EDT
1.08	Press release dated April 23, 2008 -- CDC Games USA Launches Skull Island Expansion for Lunia on its 12FootTall Games Portal for North America
1.09	Press release dated April 28, 2008 -- Revenue of $402.4 Million, Adjusted Net Income of $18.7 Million and $255.2 Million of Non-GAAP Cash and Cash Equivalents Reported by CDC Corporation for 2007
1.10	Press release dated April 29, 2008 -- CDC Estimates Record First Quarter 2008 Revenue, in line with Consensus